July 21, 2009

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Lyn Shenk, Branch Chief/ Doug Jones

Re:	Universal Travel Group (the “Company”)
Form 10-K for the Year Ended December 31, 2008
File Number: 000-51516

Dear Ms. Shenk and Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 22, 2009, addressed to Mr. Jing Xie, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended its Annual Report accordingly. Where applicable, the revised pages or sections of the Annual Report on Form 10-K/A have been referenced.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis
Results of Operations

1.
Refer to your response to prior comment number 1. You state that there is no comparison between segments as they are different types of businesses. However, your intended revised disclosure in Schedule 1.1 to the response appears to emphasize the similarities affecting each segment, particularly with respect to the significant factors for each of the businesses that are referenced to those for air ticketing. Additionally, your intended revised disclosure appears vague as to the nature of each of your segments and the key drivers to the business of each. Your discussion should clearly and succinctly indicate each significant aspect of each segment's business, for example, the nature of the business, how revenue is generated, the nature of the costs incurred, description of the supplier and customer fulfillment process, and key drivers affecting profit margins and overall segment results.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

In regard to the customer fulfillment process, we believe it would be useful to investors in understanding your respective businesses and their sources of revenue if you succinctly summarize the entire process and related cash flows associated with each business. Your responses to us and related intended revised disclosures in this regard appear too disaggregated and incomplete to enable an investor to readily obtain a complete understanding of them. Using your package tour business with respect to your response to comment number 16 as an example for each of your businesses, describe how customer orders are received, how customer orders are filled and when, how and when amounts are charged to customers (for example, cash, credit card or some other form of credit), how and when amounts are paid to suppliers, and whether you collect amounts charged to customers and remit them to suppliers or do the customers remit the amount charged directly to suppliers. In connection with the customer fulfillment process, please explain to us and disclose the consequences of your inability to fully or partially fill customer orders, including cancellation and refund provisions.

We believe a fulsome description of each business as described above will enable investors to assess the comparability or lack thereof between the respective segments. Please revise your intended disclosure as appropriate.

Response:

Although your comments relate to the Company’s Management’s Discussion and Analysis – Results of Operations section, we believe the more fulsome description of each business is better represented in the Business section of the Company’s Annual Report on Form 10-K/A.  Please refer to Schedule 1.1 on the Company’s proposed revised disclosure.

2.
Please note that the type of revenue generated by each segment and the process in which such is earned may be distinguishing factors between your segments, and not the GAAP basis method of revenue recognition as suggested in your response to prior comment number 1, as under GAAP all revenue is recognized when realized or realizable and earned.

Response:

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company has  four types of revenue, namely (i) air-ticketing (Shenzhen Yuzhilu Aviation Service Co., Ltd.), (ii) hotel reservations (Shanghai Lanbao Travel Service Co., Ltd.), (iii) packaged tours (Foshan International Travel Service Co., Ltd. and Xian Golden Net Travel Serve Services Company Ltd) and (iv) air cargo agency services (Shenzhen Speedy Dragon Enterprises Ltd.).

Air-ticketing
Shenzhen Yuzhilu Aviation Service Co., Ltd (“Yuzhilu”) receives commissions from travel suppliers for air-ticketing under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are is issued. The Company’s revenue from such transactions is on a net basis in the consolidated statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled air-ticket reservations.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Hotel Reservations
Shanghai Lanbao Travel Service Co., Ltd (“Shanghai Lanbo”) receives commissions from travel suppliers for hotel room reservations. Commissions from hotel reservation service rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel.  The Company’s revenue from such transactions is on a net basis in the consolidated statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Packaged Tour
Foshan International Travel Service Co., Ltd. and Xian Golden Net Travel Serve Services conduct domestic and cross-border travel tour service.

We contract with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We  recognize gross revenue when a tour is completed.

Air Cargo Business
Our air cargo business basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Gross revenue is recognized upon rendering of services.

Please refer to Note 2 of our revised Notes to Consolidated Financial Statements in Schedule 15.

3.
In regard to the cost of services described in Schedule 1.2 in connection with your response to prior comment number 1, we note you incur lease expenses but have not indicated the business(es) to which such relate. Please disclose accordingly. Also, discuss whether any consolidated costs are allocated to the respective segments and the basis for the allocation to each. With respect to air cargo, discuss whether it is subject to storage or warehousing costs, as suggested by the disclosure in regard to SSD in the "Business Overview" section of the Form 10-K.

Response:

The cost of leasing offices occupied by each subsidiary company (business) is borne by that subsidiary.  So, for example, the expenses of leasing all offices and warehouses occupied or used by our cargo agency business ( Shenzhen Speedy Dragon Enterprises Ltd) is borne by  Shenzhen Speedy Dragon Enterprises Ltd.

SSD’s warehousing costs are included in our costs of services.  However good stored in other warehouses are covered under delivery charges and also comprises part of our costs of services.  There are no consolidated costs that are allocated to the respective segments.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Please see the revised “Costs of Services” section in the attached Schedule 1.2.

4.
Refer to your response to prior comment number 2. It is not clear from the metrics provided in Schedule 2 to the response how such relate to the amount of revenue you earn and how they are used to assess your operations. Please expand your disclosure as appropriate.

Response:

The management of the Company uses these performance metrics to monitor the performance of each of its business segments on a continuing basis and to assess, discern and anticipate any trends or cycles in the industry.  With such tools, the Company is able to make calculated decisions and take any pre-emptive measures to safeguard the Company’s interests.

However, because of a confluence of other pertinent factors affecting the segments, the actual results of each segment may differ materially from what the metrics would suggest and any undue weight on these metrics in isolation is discouraged.  For example, an increase in the number of room nights booked should conceivably mean an increase in revenue and hence an increase on commissions earned.  However, this may be offset by lower room rates and lower commission rates .

We have added the above explanation to Schedule 2.

5.
Refer to your response to prior comment number 3. It is not clear to us how the intended revised disclosure indicated in Schedule 3 to the response has been revised to fully comply with the comment. Your analysis should enable investors to readily discern the factors affecting the results of operations of each segment, on a basis comparable with the presentation in note 14 — Segment Information, that is, through "income from operations." In this regard, our expectation is that you would specifically and separately analyze each segment with respect to each component of its results. Please revise your disclosure appropriately.

Response:

Please see the amended Schedule 3.  The Company has now provided an analysis of the factors affecting the results of operations of each segment.

6.
Refer to your responses to prior comment numbers 4 and 5. We did not identify the clarification and revisions to note 14 to the financial statements indicated in the response to comment number 4. Nevertheless, our primary concern is that the "revenue segment analysis" in MD&A is confusing to investors because it describes segments differently from the segments presented in the notes to the financial statements. The segment analysis in MD&A should be consistent with the segments presented in the notes to the financial statements, both in identification and with respect to amounts. If your intention is to additionally present information in MD&A on a product or service basis, and such information does not exactly correlate to your segment analysis indicated in the preceding sentence, such information should be described accordingly. To the extent that the information on a product or service basis does not exactly correlate to the segment information, you should provide sufficient information to enable investors to correlate the two. Please clarify your MD&A  segment information as appropriate.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

FN #14 has been changed to clarify which operating subsidiary relate to which revenue segment:

 Note 14 -   SEGMENT INFORMATION

We separately operate and prepare accounting and other financial reports to management for five major business organizations (Shenzhen Yuzhilu Aviation Service Co., Ltd., Shenzhen Speedy Dragon Enterprises Limited , Shanghai Lanboa Travel Service Co., Ltd., Foshan International Travel Service Co., Ltd., and Xian Golden Net Travel Serve Services). The Company uses the management approach of segment reporting. Pursuant to the SFAS 131 they disclose segments on a single basis, which in their case is the legal entity. Our air-ticketing segment relates to the segment reporting of Shenzhen Yuzhilu Aviation Service Co., Ltd., cargo agency segment relates to the segment reporting of Shenzhen Speedy Dragon Enterprises Limited and Shenzhen Yuzhilu Aviation Service Co., Ltd. in 2006 and first quarter of 2007,  hotel reservation segment relates to Shanghai Lanbao Travel Service Co., Ltd, packaged tours segment relates to Foshan International Travel Service Co., Ltd and Xi’an Golden Net Travel Serve Service Company Limited. Management monitors these segments regularly to make decisions about resources to be allocated to the segment and assess its performance.

The following tables’ present summarized information by segment:

Year Ended December 31, 2008
	Shenzhen Yuzhilu Aviation Service Co., Ltd.	Shenzhen Speedy Dragon Enterprises Limited	Shanghai Lanboa Travel Service Co., Ltd.	Foshan International Travel Service Co., Ltd.	Xian Golden Net Travel Serve Services	Other	Total
Sales, net	$12,333,527	$10,937,573	$8,340,519	$27,549,267	$17,598,524	$-	$76,759,411
Cost of sales	$622,069	$9,347,312	$2,649,716	$23,942,757	$14,994,137	$-	$51,555,991
Gross profit	$11,711,458	$1,590,261	$5,690,803	$3,606,510	$2,604,387	$-	$25,203,420
Income from operations	$7,839,219	$950,170	$5,032,193	$3,176,248	$2,334,366	$(464,917)	$18,867,279
Deprec & Amort	$43,391	$10,381	$4,405	$13,413	$528	$-	$72,118
Asset Expenditures	$184,415	$-	$-	$5,647	$2,374	$-	$192,436
Total assets	$24,303,306	$3,075,033	$7,402,560	$5,917,701	$4,225,493	$4,502,586	$49,426,680

Year Ended December 31, 2007
Sales, net	$16,760,039	$11,739,272	$2,383,129	$4,863,423	$8,548,989	$-	$44,294,853
Cost of sales	$7,574,559	$9,631,553	$764,774	$4,250,872	$7,297,253	$-	$29,519,012
Gross profit	$9,185,480	$2,107,719	$1,618,355	$612,551	$1,251,735	$-	$14,775,841
Income from operations	$7,170,695	$1,396,464	$1,396,557	$491,187	$1,091,411	$(945,903)	$10,600,411
Depre & Amort	$65,161	$6,718	$4,363	$11,902	$588	$-	$88,792
Asset Expenditures	$26,376	$24,737	$2,513	$4,304	$-	$-	$57,930
Total assets	$17,797,460	$2,297,301	$2,597,624	$4,414,204	$2,134,873	$683,436	$29,924,899

Year Ended December 31, 2006
Sales, net	$10,013,788	$-	$-	$-	$-	$-	$10,013,788
Cost of sales	$4,594,376	$-	$-	$-	$-	$-	$4,594,376
Gross profit	$5,419,412	$-	$-	$-	$-	$-	$5,419,412
Income from operations	$4,065,978	$-	$-	$-	$-	$(950,040)	$3,115,938
Depre & Amort	48,031	-	-	-	-	-	48,031
Asset Expenditures	60,406	-	-	-	-	-	60,406
Total assets	$7,563,826	$-	$-	$-	$-	$-	$7,563,826

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

7.
Refer to your response to prior comment number 6. It is not clear to us how the intended revised disclosure indicated in Schedule 3 to the response has been revised to fully comply with the comment. We did not identify a comparative presentation of a segment's results in terms of a percent of that segment's revenue for the corresponding period. Although contribution of each segment's components of its results relative to consolidated results as you have presented is considered useful to investors and should be continued, we also believe analysis of the contribution of each segment's components relative to its revenues for the corresponding period on a comparative basis also highlights trends and other useful information to investors underlying each segment. Please expand your disclosure accordingly. Additionally, changes of revenue mix reflecting management's strategy indicated in your response that contribute to material variances on a comparative consolidated or comparative segment basis should be discussed at the appropriate level of detail and quantified to enable investors to understand the impact of such on your consolidated and segment results. For example, you should discuss why management decided to change the mix of revenue, how such affected results, whether the results were in line with management's expectations, and associated trend information on future results.

Response:

Please see the amended Schedule 3.  The Company has provided a comparative presentation of each segment’s results in terms of a percent of that segment’s revenue for the corresponding period.

Management does not have a conscious strategy over revenue mix.  Instead the revenue mix is the end product  of the acquisition of  the various business segments in 2007 and the impact of market forces on these segments.

8.
Refer to your response to prior comment number 7. In regard to the intended added table that presents the effects of acquisitions on your growth, please discuss the reason associated with disproportionate effects indicated therein. For example, acquisitions accounted for 70% of the growth in sales between 2008 and 2007 but only 40% of the growth in operating income. Such disparity, along with any others exhibited by the schedule, should be analyzed.

Response:

Please see the amended Schedule 3.

The disparity between acquisitions' contribution to revenue and operating income is simply because the businesses the Company acquired have lower margins than its original business. This note has added to Schedule 3.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

9.
Additionally in connection with prior comment number 7, ensure that each factor cited as contributing to a variance is quantified, and if not quantified, the reason why it is not quantifiable and the basis for your belief that such factor contributed to the variance. For example, you cited, to name a few, reduced air fuel surcharges and the timing of the Lunar New Year Holiday period as factors affecting revenues and an increase in packaged tour services as a percent of overall revenue as a factor affecting gross profit margin without quantifying any of these.

Response:

Please see amended Schedule 3. The impact on the Company’s business by certain factors are derived from management’s good faith beliefs and experience.  The exact extent of the impact of each factor is impossible to quantify as a myriad of other factors also influence the outcome.  Also, these factors are by their nature unquantifiable.  For example, it is impossible to calculate how many more people in China would be travelling because of the Lunar New Year and what this would translate in terms of increased ticket sales or hotel room bookings.

10.
Refer to your response to prior comment number 8. We believe it would be useful to investors to provide a comparative table depicting the nature and type of costs of which cost of services is comprised, on a consolidated and individual segment basis, accompanied by an appropriate level of detail in regard to those costs for which material variances exist or for which you believe material trending is exhibited. Please revise accordingly.

Further, citing "change in revenue mix" as a variance factor, as indicated in your intended added disclosure in regard to cost of services, should be sufficiently analyzed at the appropriate level of detail and quantified to enable investors to readily determine how changes in revenue mix impacted your costs, accompanied by trend information in regard to costs perceived by management resulting from a change in the mix of revenue. Please revise accordingly.

Response:

Please see amended Schedule 3.

The is no real change in revenue mix year over year. Each segment's revenue mix is exactly the same in 2007 and in 2008, with the exception that YZL ceased operating the cargo agency business and integrated that part of business to SSD in 2008.

Gross Profit

11.
In connection with prior comment number 8, to the extent not clear from other disclosure provided, please analyze material changes in gross profit margins, on a consolidated and individual segment basis, as a percent of revenue at an appropriate level of detail to enable investors to clearly understand the drivers associated with such changes.

Response:

Please see amended Schedule 3. A discussion of  the material changes in gross profit margins, on a consolidated and individual segment basis, as a percent of revenue gross profit is provided.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Critical Accounting Policies and Estimates

12.
Reference is made to your discussion of "Asset Impairments" in your intended revised disclosure included in Schedule 9 to your response to prior comment number 9. The impairment assessment described is appropriate for finite lived intangible assets subject to amortization under the guidance in SFAS 142 (paragraph 15) and SFAS 144 (paragraph 7). However, in accordance with the guidance in paragraph 19 of SFAS 142, the evaluation of recoverability for goodwill whereby you compare the fair value of a reporting unit with its carrying value is different than the evaluation of recoverability for finite lived intangibles. Please advise and clarify the disclosure accordingly. In addition, the disclosure for goodwill should be expanded to address the methodology for determining fair value measurements as indicated in paragraphs 23-25 of SFAS 142 as well as the reporting units as indicated in paragraphs 30-31 of SFAS 142 of the entity used in the evaluation of impairment.

Response:

Please see the attached Schedule 9. In the previous response about critical accounting policies the Company indicated that it assessed the impairment of goodwill using the method for finite lived assets. This paragraph was included incorrectly. Schedule 9 now clearly indicates the appropriate assessment method for goodwill.

13.	Please tell us and disclose the significant assumptions, judgments and estimates associated with any of your sources of revenue, in particular in regard to any provisions related to any source.

Response:

Please see the attached Schedule 9 for the significant assumptions, judgments and estimates associated with any of the Company’s sources of revenue.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Warrants

14.
Refer to your response to prior comment number 11. You state that you do not expect the adoption of EITF 07-5 to have a material effect.  If you believe the amount associated with the warrants is not material, please explain to us in clear detail how you determined the amount to attribute to them, including all assumptions and factors used in the analysis. In connection with this, it appears to us that your warrants for which the exercise price is subject to adjustment upon the issuance of securities at a price or with an exercise or conversion price that is less than the exercise price then in effect for the warrants would be precluded from classification as equity, based on Example 8 and paragraph 5 of EITF 07-5. In this regard, please tell us where the warrants are reported in your financial statements upon the adoption of EITF 07-5.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

On January 1, 2009, the Company should adopt EITF 07-05 that requires the Company to re-value the warrants issued with common stock and should report a cumulative effect of a change in accounting principle. Upon this re-valuation, the Company was required to reclassify the warrants from equity to liability. The Company determined the value of the warrants as of March 31, 2009 using the Black-Scholes valuation model that assumed 87% volatility, a term of warrant of five years, a risk free rate of 1.67% and a dividend yield of 0%.The risk-free interest rate was based on rates established by the U.S. treasury yield. The Company’s expected volatility was based on the volatility of the Company’s stock price using a look-back basis. The expected life of the warrants was determined by the expiration date of the warrants. The expected dividend yield was based on the fact the Company has not historically paid dividend and does not expect to pay dividend in the future. The adjusted balance of the liability of approximately $ 864,710 as of March 31, 2009 was recorded in the balance sheet in other long term liabilities.

Financial Statement, page F-2

15.
Refer to your response to prior comment number 13. We did not identify the presentation of comprehensive income for each period presented in an acceptable form set forth in SFAS 130 in Schedule 13 as indicated in the response. Please provide us with your presentation.

Response:

We have amended the  income statement in amended financial statements to include comprehensive income for each period presented in an acceptable form set forth in SFAS 130 in Schedule 13.

Notes to the Consolidated Financial Statements, Page F-6

16.
Refer to your response to prior comment number 14. The amounts indicated in the reconciliation for the diluted average number of shares outstanding for 2008 and 2007 are not consistent with amounts presented in your statements of income. Additionally, the effect of the warrants on the average number of shares outstanding is not clear. Further, we note that stock options were outstanding during 2007 and 2008 but no dilutive effect has been given to such in your reconciliation. Please provide us with your intended revised disclosure that is fully responsive to paragraphs 40.a and c of SFAS 128.

Response:

We have amended Financial Note 2 in our financials to include information  regarding EPS as requested. This should replace our prior response to SEC Comment #14 in the previous comment letter.

Note 2- Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

17.
In regard to revenue for air ticketing and hotel reservations, please clarify for us and in your disclosure whether the amount of revenue recognized is solely commission-based, or is based on the gross amount of tickets or reservations you sell to customers or net of the gross amount you charge to customers and the gross amount you pay to suppliers.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Please refer to the revised Financial Note 2 in Schedule 15.

18.
Please ensure that the basis for the amount of commission recorded is clear in your revenue recognition accounting policy. For example, we note in your response in regard to disclosure elsewhere in your filing, but not specifically in regard to the disclosure in the notes to the financial statements, that the commission for air ticketing is based on a percentage of the price of the ticket sold. Further, we did not identify anywhere in your response the basis for the commission in regard to hotel reservations (for example, value of the reservation made, volume of reservations made). In regard to the prior sentence, please explain to us and disclose the basis for the amount of commission-based revenue for hotel reservations recognized.

Response:

Please refer to the revised Financial Note 2 in Schedule 15, in particular the Company has disclosed the basis for the amount of commission-based revenue for hotel reservations recognized.

19.
Please explain to us and disclose the factors that determine that commission-based revenue for air ticketing and hotel reservations has been earned, when such commissions are paid to you and the timing of when such revenue is recorded. In connection with this, we note in the information contained in Schedule 2 to your responses in regard to air ticketing commissions that the commissions are paid to you at the end of each accounting period and is then recorded as revenue. Please explain to us your basis in GAAP why you believe it is appropriate for you to consider air ticketing commission revenue as earned when it is paid to you. Also, reconcile this treatment to that indicated in your response to prior comment 15 with respect to air ticketing in which you state that you recognize revenue at the time when the ticket is issued.

Response:

Please see amended Schedule 2.  Just as a clarification, commission for air ticket sales is earned when the air ticket is issued and not when they are paid as stated in your comment above.  Quite clearly, the Company is not on a cash basis. The commissions are paid to the Company typically once a month.

20.
Please explain to us and disclose the accounting for the cancellation or refunding of tickets and packages, including the timing of recognition, and whether a provision against revenue is recognized. If a provision is recognized, explain to us and disclose the basis for the amount recorded and the timing of when the provision is recorded. If a provision is not recognized, explain to us why this is appropriate.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Air-tickets are cancelled or refunded according to the air-line companies' various cancel and refund policies.There is no provision against revenue because any commissions “earned” on canceled tickets are immediately deducted from the Company’s next payment for air tickets.  The Company pays, on average, twice a week for the air tickets.

Packaged tour  revenue is recognized when tours are successfully completed, so there is no provision against revenue for cancellation or refunds.

21.
Please clearly explain to us and disclose whether the amount of revenue reported for the package tours and air cargo sources of revenue is based on the gross amount you charge to customers, the net difference between the amount you charge to customers and the amount you pay to suppliers, or some other basis. In particular, clarify the basis of revenue associated with air cargo, as you indicate in your intended revised disclosure in Schedule 2 that with respect to the air cargo business you are typically paid commissions once a quarter. If based on the gross amount charged to customers, please explain to us your basis in GAAP for such treatment, especially when it appears from your responses that you serve as an agent in all of your sources of revenue, including package tours and air cargo. In connection with this, provide us with an analysis of EITF 99-19 specific to your circumstances. If revenue for either is based on commissions, please disclose the basis upon which the commission is considered earned, how the amount is determined and when recognized as revenue.

Response:

The following revenue recognition policies are consistent with the guideline of EITF 99-19.  Each note clearly indicates if the Company acts as principal in the transaction, takes title to the products, has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and if it acts as agent or broker with compensation on a commission basis.  In the case of the Company, both air ticket and hotel reservation segments are, where the Company acts as agent, reported on a net basis.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. The Company has four types of revenue, namely (i) air-ticketing (Shenzhen Yuzhilu Aviation Service Co., Ltd.), (ii) hotel reservations (Shanghai Lanbao Travel Service Co., Ltd.), (iii) packaged tours (Foshan International Travel Service Co., Ltd. and Xian Golden Net Travel Serve Services Ltd) and (iv) air cargo agency services (Shenzhen Speedy Dragon Enterprises Ltd.).

Air-ticketing
Shenzhen Yuzhilu Aviation Service Co., Ltd (“Yuzhilu”) receives commissions from travel suppliers for air-ticketing under various services agreements. Commissions from air-ticketing services rendered are recognized after air tickets are is issued. The Company’s revenue from such transactions is on a net basis in the consolidated statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled air-ticket reservations.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Air-tickets are cancelled or refunded according to the air-line companies' various cancel and refund policies.There is no provision against revenue because any commissions “earned” on canceled tickets are immediately deducted from the Company’s next payment for air tickets.  The Company pays, on average, twice a week for the air tickets.

Hotel Reservations
Shanghai Lanbao Travel Service Co., Ltd (“Shanghai Lanbo”) receives commissions from travel suppliers for hotel room reservations. Commissions from hotel reservation service rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel.  The Company’s revenue from such transactions is on a net basis in the consolidated statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Packaged Tour
Foshan International Travel Service Co., Ltd. and Xian Golden Net Travel Serve Services conduct domestic and cross-border travel tour service.

We contract with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We  recognize gross revenue when a tour is completed.

Packaged tour  revenue is recognized when tours are successfully completed, so there is no provision against revenue for cancellation or refunds.

Air Cargo Business
Our air cargo business basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Gross revenue is recognized upon rendering of services.

22.
Refer to your response to prior comment number 17 and intended revised disclosure indicated in Schedule 16. We note that you charge a fee to agents for use of your "eTerm system." Please explain to us and disclose your revenue recognition policy in regard to this source of revenue. We further note that you net amounts received from and paid to agents. Please explain to us why you believe netting in this fashion is appropriate instead of recording each on a gross basis, and the basis in GAAP for your accounting treatment. Tell us where the associated amounts are reported in your financial statements, and what the gross amount of fees charged and paid have been in each of the last three fiscal years. Also, tell us and disclose the timing of the associated cash flows (that is, when you receive and pay the respective amounts with agents).

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response:

The fee the Company charges its agent is the fee the Company pays to use the “eTerm system”.  This is not a source of revenue to the Company but a “cost-sharing” among the users of the “eTerm system”. The Company does not generate any income or profit from the payment of such fees. Nevertheless, the amount associated with the use of "eTerm system" is $4,264 for 2008 as disclosed in Schedule 3 - Analysis of COS and was immaterial for the prior years.

23.
In Schedule 1.2 of your response to comment number 1 we note your reference to business and sales related taxes as cost of services associated with your air ticketing business. Please explain to us your compliance with paragraph 4 of E1TF 06-3 in this regard as appropriate.

Response:

Tax included in COGS is a business tax on commission earned. This cost is not charged to customers. EITF 06-3 is not applicable. Schedule 1.2 has been amended to read Business tax not Sales related taxes.

Goodwill, page F-8

24.
Refer to your response to our prior comment number 18. We did not identify disclosure of the amount of goodwill attributed to each segment pursuant to paragraph 45.c and the last paragraph of paragraph 45 of SFAS 142. We believe that providing such information in tabular form is most meaningful to investors. Please provide us with your intended revised disclosure fully responsive to the comment.

Response:

Please see amended FN #2 in our financial statements.

Note 3— Trade Deposits and Advances, Page F-11

25.
Refer to your response to our prior comment number 19. We note the added table in Schedule 19 to the response listing the various deposits outstanding. However, your intended revised disclosure did not include the nature and purpose of each nor how each is to be either expensed or returned. Please revise your disclosure accordingly.

Response:
Please see the revised  table below:

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Trade deposit paid for five subsidiaries @12/31/2008

		RMB
YZL
	Deposit for 600 sets of Kiosks	21,701,803.00
	Start record of asset and depreciation on a 5 year straight-line method for the actual number of kiosk when they starts operation.
	CRM System Design	282,000.00
	Prepayment to the design of CRM system, start record of intangible asset and amortize over 5 year period when the CRM system begin to operate.
	Design fee for Kiosk	708,000.00
	Start amortization at the percentage of actual number of Kiosks operative over total 600 sets of Kiosks at the time the actual number of Kiosks start operations.
	Deposit for airlines	4,613,400.00
	Credit based for issuing air-tickets, full amount returnable if the company stops carrying on air-ticket business.
	Deposit for air-ports	148,000

Deposit for admittance to carry on marketing at air-ports, deductible against monthly rental obligation to air-ports, or when the Company ceases marketing; transfer to expenses when the Company ceases marketing in air-ports.

	Deposit for agencies	7,500,000.00
	Credit based for the Company to issue other ticket agencies' special fare air-ticket, full amount returnable if the Company stops doing business with other agencies.

Subtotal		34,953,203.00

SSD
	Deposit for Air China Cargo	150,000.00
	Credit based for selling air cargo spaces, full amount returnable if the Company stops carrying on air-ticket business.
	Deposit for China Southern Airlines	785,080.00
	Credit based for selling air cargo spaces, full amount returnable if the Company stops carrying on air-ticket business.
	Other	202,334.00
	Rental bond for office space, returnable when rental ceases
	Deposit to CAAC	800
	Transfer to Annual subscription expenses to CAAC
Subtotal		1,138,214.00

FOI
	Deposit paid to tour companies	4,329,114.48
	Credit for travel agencies that co-operate with the Company, deductible against tour payments, the balance is returnable when the Company ceases doing business with these agencies.
	Advance payment to tour guides for expenses during the tour	1,577,582.49
	Transfer to expenses when the tour guide returns from the tour and provides supportingdocumentation of expenses.
Subtotal		5,906,696.97

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XGN
	Deposit for Luoyang Tour companies	2,000,000.00
	Credit for travel agencies that cooperate with the Company, deductible against tour payments, the balance is returnable when the Company ceases doing business with these agencies.
	Deposit for Henan Tour companies	1,500,000.00
	Credit for travel agencies that co-operate with the COmpany, deductible against tour payments, the balance is returnable when the Company ceases doing business with these agencies.
	Deposit for transportations	600,000.00
	Credit for transportation suppliers that co-operate with the Company, deductible against transportation payments, the balance is returnable when the Company ceases doing business with these agencies.
Subtotal		4,100,000.00

Total	Balance 12/31/2009 RMB	46,098,113.97
	Exchange rate 12/31/2008	6.842
	Balance 12/31/2009 US$	6,737,521.00

 Note 14 - Segment Information, page F-19

26.
Refer to your response to our prior comment number 21. Your response did not indicate compliance with the disclosures required by SFAS 131 pursuant to the following paragraphs therein: (i) the products of services associated with each segment, pursuant to paragraph 26.b; (ii) specify the segment measure of profit or loss that is reported to the chief operating decision maker, pursuant to paragraph 27; (iii) the amount of depreciation and amortization included in the segment measure of profit or loss, pursuant to paragraph 27.e; and (iv) expenditures for additions to long lived assets, pursuant to paragraph 28. Please provide us with a copy of your intended revised segment note to the financial statements that is fully responsive to the indicated disclosures.

Response:

We separately operate and prepare accounting and other financial reports to management for five major business organizations: Shenzhen Yuzhilu Aviation Service Co., Ltd.(Air-ticketing), Shenzhen Speedy Dragon Enterprises Limited.(Air Cargo Business ), Shanghai Lanbao Travel Service Co., Ltd.(Hotel Reservations), Foshan International Travel Service Co., Ltd.(Packaged Tour), and Xian Golden Net Travel Serve Services (Packaged Tour). The Company uses the management approach of segment reporting. Pursuant to the SFAS 131 they disclose segments on a single basis, which in their case is the legal entity. Management monitors these segments regularly to make decisions about resources to be allocated to the segment and assess its performance.

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The following tables’ present summarized information by segment:

Year Ended December 31, 2008
	Shenzhen Yuzhilu Aviation Service Co., Ltd.	Shenzhen Speedy Dragon Enterprises Limited	Shanghai Lanboa Travel Service Co., Ltd.	Foshan International Travel Service Co., Ltd.	Xian Golden Net Travel Serve Services	Other	Total
Sales, net	$12,333,527	$10,937,573	$8,340,519	$27,549,267	$17,598,524	$-	$76,759,411
Cost of sales	$622,069	$9,347,312	$2,649,716	$23,942,757	$14,994,137	$-	$51,555,991
Gross profit	$11,711,458	$1,590,261	$5,690,803	$3,606,510	$2,604,387	$-	$25,203,420
Income from operations	$7,839,219	$950,170	$5,032,193	$3,176,248	$2,334,366	$(464,917)	$18,867,279
Deprec & Amort	$43,391	$10,381	$4,405	$13,413	$528	$-	$72,118
Asset Expenditures	$184,415	$-	$-	$5,647	$2,374	$-	$192,436
Total assets	$24,303,306	$3,075,033	$7,402,560	$5,917,701	$4,225,493	$4,502,586	$49,426,680

Year Ended December 31, 2007
Sales, net	$16,760,039	$11,739,272	$2,383,129	$4,863,423	$8,548,989	$-	$44,294,853
Cost of sales	$7,574,559	$9,631,553	$764,774	$4,250,872	$7,297,253	$-	$29,519,012
Gross profit	$9,185,480	$2,107,719	$1,618,355	$612,551	$1,251,735	$-	$14,775,841
Income from operations	$7,170,695	$1,396,464	$1,396,557	$491,187	$1,091,411	$(945,903)	$10,600,411
Depre & Amort	$65,161	$6,718	$4,363	$11,902	$588	$-	$88,792
Asset Expenditures	$26,376	$24,737	$2,513	$4,304	$-	$-	$57,930
Total assets	$17,797,460	$2,297,301	$2,597,624	$4,414,204	$2,134,873	$683,436	$29,924,899

Year Ended December 31, 2006
Sales, net	$10,013,788	$-	$-	$-	$-	$-	$10,013,788
Cost of sales	$4,594,376	$-	$-	$-	$-	$-	$4,594,376
Gross profit	$5,419,412	$-	$-	$-	$-	$-	$5,419,412
Income from operations	$4,065,978	$-	$-	$-	$-	$(950,040)	$3,115,938
Depre & Amort	48,031	-	-	-	-	-	48,031
Asset Expenditures	60,406	-	-	-	-	-	60,406
Total assets	$7,563,826	$-	$-	$-	$-	$-	$7,563,826

Item 13. Certain Relationships and Related Transactions and Director Independence

27.
Refer to your response to prior comment number 22. We believe that the accounting specified in the comment in regard to "make good securities arrangements" in general reflects the substance of such escrow arrangements entered into in connection with a financing for which subsequent distribution of the securities from escrow is based upon performance based criteria, is consistent with the accounting applied by others in these circumstances, and is appropriate in your circumstances. Whether or not the securities placed into escrow are a part of the associated financing or they had been previously issued is not determinative in the accounting. Nothing in your response indicates that the specified treatment is not appropriate in your circumstances.

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Your response indicates that the company met the 2008 target. By the provisions of the "Make Good Securities Escrow Agreement," we understand this to mean that there was, or is to be, a return of the applicable number of shares and options from escrow to Ms. Jiang. In this event, the return of the shares and options from escrow to Ms. Jiang based on satisfaction of performance-based criteria is tantamount to a reverse stock split followed by the grant of restricted stock awards under a performance-based plan. This is presumed to be compensatory, rather than as a mere return of equity with no accounting impact. In this regard, compensation accounting applies to individuals that hold positions within the company that could affect its financial results. This applies upon the release of shares and options to Ms. Jiang who is your principal executive officer and Chairwoman of the Board of Directors. Accordingly, we expect that an expense should be recognized in the financial statements based on the fair value of the shares and options at the time of release from escrow and in the period when released.

The shares of common stock placed into escrow are considered outstanding for legal purposes and should be presented accordingly on the face of the balance sheet. Also, in regard to the shares of common stock and options placed into and remaining in escrow, please consider the requirements of SFAS 128, as appropriate, in regard to the treatment of contingently issuable securities for basic and diluted per share calculations pursuant to paragraphs 10, 13, 20, 23, and 30-35 therein as appropriate. Shares distributed from escrow should be reflected as outstanding shares for basic per share calculations, weighted for the appropriate amount of time considered outstanding for this purpose.

In connection with the above and our prior comment, please provide us with the following:

1)
The basic and diluted per share impact of the common stock and options placed into and released from escrow for all 2008 and 2009 periods affected, with clear detail of how such impacts were determined;

2)	The amount of expense recognized in the financial statements for the applicable number of shares and options released from escrow and the basis for the amounts recognized;
3)
Intended detailed disclosure in the notes to the financial statements of the relevant terns of the "Make Good Securities Escrow Agreement" for all 2008 and 2009 periods in which the agreement was in effect, including the accounting and per share impact of the common stock and options released and remaining to be released from escrow; and

4)
Intended disclosure in the "Management's Discussion and Analysis" section of your 2009 filing of the potential accounting and per share impacts associated with the stock and options remaining in escrow to be released in connection with the 2009 targets. Such potential impacts may be based on fair values and weighted average shares outstanding at the date of the latest balance sheet presented in the filing.

Response:

The Company understands that SFAS 128 is currently being reviewed by an SEC task force and that new guidance will be issued shortly. Accordingly, the Company is awaiting the issuance of this new guidance and will make the necessary adjustments in its Annual Report on Form 10-K as appropriate then.

28.
Refer to your response to prior comment number 23. It appears to us that you have not satisfied the conditions in section 2.g of the "Registration Rights Agreement." As a result, it appears you are obligated to make the "registration delay payments" indicated therein. Please tell us and disclose any amounts paid, and if due but not yet paid, the liability accrued, expense recognized and where the expense recognized is reported in the financial statements in regard to such payments.

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Response:

Despite not satisfying the conditions of section 2.g. of the Registration Rights Agreement, the investors and parties to the Registration Rights Agreement have executed an agreement waiving their rights to registration delay payments. The Company has filed a copy of this agreement on its Current Report on Form 8-K dated July 21, 2009 with the Securities and Exchange Commission.

Amendment No. 1 to Form 10-Q for the Quarterly Period End March 31,_2009

29.	We note you filed on May 7, 2009 an amendment to your Form 10-Q for the quarterly period ended March 31, 2009. It is not apparent from the amended filing why an amendment was necessary. Please advise.

Response:

The original Form 10-Q had certain yellow highlights inadvertently left in by the Edgar agent during the edgarizing process. They were removed from the amended filing.

Form 8-K Filed April 15, 2009Exhibit 99.2

30.
Please describe for us with a view toward disclosure your revenue recognition accounting policy and associated cash flows with respect to the delivery of cell phone minute refill services associated with your TripEasy kiosks that commenced April 1, 2009.

Response:

The Company contracted with a third party service provider to provide cell phone minute refill services at its Tripeasy Kiosks. The Company generates 1% commission for every transaction. Commission revenue is recorded when users make payment for the cell phone minutes at the Kiosks. The third party service provider then pays the Company the total commission for the previous month at the beginning of each month. The Company's revenue from such transactions is on a net basis in the consolidated statement of income.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

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Schedule 1.1

Sources of Revenue

We have four lines of business and revenue, namely (i) air-ticketing (Shenzhen Yu Zhi Lu Aviation Service Company Limited), (ii) hotel reservations (Shenzhen Yu Zhi Lu Aviation Service Company Limited and Shanghai Lanbao Travel Service Company Limited), (iii) packaged tours (Xi'an Golden Net Travel Serve Service Company Limited and Foshan Overseas International Travel Service Co., Ltd) and (iv) air cargo agency services (Shenzhen Speedy Dragon Enterprise Limited).

Air-ticketing

We are, through our subsidiary, YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) in the air-ticketing business. YZL has contracted with Chinese domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines and  34 international airlines such as United Airlines, Cathay Pacific and Virgin Airlines to sell Chinese domestic and international air tickets.  YZL holds the “First Class Air-Ticketing Agency” license from the General Administration of Civil Aviation of China (“CAAC”).  YZL has been in operation for more than ten years.

We and our agents utilize a centralized air-ticketing booking system called the “eTerm system” maintained and owned by the PRC government to issue air tickets. We pay a license fee the use of the “eTerm system” and charge our agents a pro-rated portion of that fee for their use of the system through us.

YZL receives commissions (averaging 6%) from travel suppliers for air-ticketing under various services agreements. Commissions from air-ticketing services rendered are recognized at the time when the air tickets are issued. Our customers pay for their tickets online or through our TRIPEASY Kiosks with credit cards or bank debit cards and are then issued their tickets. Our revenue from such transactions is on a net basis in the consolidated statements of income as we generally do not assume inventory risks and have no obligations for cancelled air-ticket reservations. We are, typically, paid our aggregated commissions once every month.

Our air-ticketing business is affected by the condition of the travel industry in China. Travel expenditures are highly sensitive to business and personal discretionary spending levels and thus tend to decline during general economic downturns, such as the slowdown in economic growth arising from the international financial crisis which began in 2008. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	declines in economic growth, recessions, and financial or other economic crises;
•	increases in prices in the hotel, airline or other travel-related sectors;
•	the occurrence of travel-related accidents;
•	outbreaks, or the fear of outbreaks, of H1N1 flu (swine flu), severe acute respiratory syndrome, avian flu or other diseases;
•	terrorist attacks or threats of terrorist attacks or wars;
•	natural disasters or poor weather conditions;
•	increase in oil prices;
•	a decrease in the number of extended holiday periods like the Spring Festival and long weekend holidays.

As a result of any of these events, over which we have no control, our results could be severely and adversely affected.

Further, because we are agents for the sale of air tickets, we do not have any control over air ticket prices, which directly affect their demand and our profitability. Conversely, we do not bear any risk for unsold tickets and maintain no inventory. Also, we are affected by the seasonality of travel in general and global events such as the Olympics 2008 and the World Expo in Shanghai in 2010 which will increase the demand for travel.

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Cargo agency

We are, through our subsidiary, Shenzhen Speedy Dragon Enterprise Limited ("SSD"), involved in the cargo agency business, Our air cargo business basically brokers air cargo spaces and resells them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Gross revenue is recognized upon rendering of services.

We pre-book cargo space and then sell them to our customers. Our profit on each shipment depends on demand for cargo space on that shipment. We monitor the demand for cargo space closely and because we are very conservative in our estimates of the demand for cargo space when pre-booking it, we rarely have unsold inventory. However, any downturn in the demand for cargo space would compel us to lower our rates in order to induce our customers to ship cargo through us, thus affecting our profitability.

Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include increases or rapid fluctuations in fuel prices, capacity in the trucking industry, and insurance premiums. Our profitability would decline if we were unable to anticipate and react to increases in our operating costs, including purchased transportation and labor, or decreases in the amount of revenue per pound of freight shipped through our system. As a result of competitive factors, we may be unable to raise our prices to meet increases in our operating costs, which could result in a materially adverse effect on our business, results of operations and financial condition.

Economic conditions may adversely affect our customers and the amount of freight available for transport. This may require us to lower our rates, and this may also result in lower volumes of freight flowing through our network. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses.

Our results of operations may be affected by seasonal factors.. In addition, it is not possible to predict the short or long-term effects of any geopolitical events on the economy or on customer confidence in the People’s Republic of China, or their impact, if any, on our future results of operations.

In summary, we believe the key drivers of our cargo agency business are:

•	the economy and the demand for goods;
•
because the PRC is mainly an export driven country, demand for PRC made products and correspondingly, demand for shipment of cargo is directly related to the global economy and demand for PRC made products;

•	the availability of other cost effective ways of cargo transportation;
•	the price of oil;
•	any subsidies from the PRC government on the price of oil in the PRC;
•	distribution hubs and transportation routes accessible by airplanes and airports;
•	competitive cargo shipment rates.

Hotel reservations

We are through our subsidiaries, Shanghai Lanbao Travel Service Co., Ltd (“SLB”) and YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) involved in the hotel reservations business.

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YZL and SLB have contracted with 2,000 hotels and 7,000 hotels, respectively.  SLB has established a China Booking Association comprising more than 1,000 travel agencies who share more than 200,000 hotel resources internationally.

Our customers are able to enquire via SLB's website (www.cba-hotel.com).  Additionally, SLB maintains a 100 square meters call center in Shanghai and the call center has 20 seats to handle hotel reservation enquiries.

We act as agent in substantially all of our hotel-related transactions. Our customers receive confirmed bookings and generally pay the hotels directly upon completion of their stays, and in general, we pay no penalty to the hotels if our customers do not check in. For some of our hotel suppliers, we earn pre-negotiated fixed commissions on hotel rooms we sell. For other hotels, we have commission arrangements that we refer to as the “ratchet system,” whereby our commission rate per room night is adjusted upward with the increase in the volume of room nights we sell for such hotel during such month.

We contract with hotels for rooms under two agency models, the “guaranteed allotment” model and the “on-request” model. Under our agreements with our hotel suppliers, hotels are generally required to offer us prices that are equal to or lower than their published prices, and notify us in advance if they have promotional sales, so that we can lower our prices accordingly.

In addition to the agreements that we enter into with all of our hotel suppliers, we enter into a supplemental agreement with each of the hotel suppliers with which we have a guaranteed allotment arrangement. Pursuant to this agreement, a hotel guarantees us a specified number of available rooms every day, allowing us to provide instant confirmations on such rooms to our customers before notifying the hotel. The hotel is required to notify us in advance if it will not be able to make the guaranteed rooms available to our customers due to reasons beyond its control.

We receive commissions from travel suppliers for hotel room reservations based on the transaction value of the rooms. Commissions from hotel reservation service rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Our revenue from such transactions is on a net basis in the consolidated statements of income. We, generally, do not assume inventory risks and have no obligations for cancelled hotel reservations. Our customers reserve hotel rooms through us, our website or our Kiosks and pay for their rooms directly to the hotel.

Our primary customers in this segment are business and leisure travelers in China who do not travel in groups. These types of travelers, who are referred to in the travel industry as FITs (free individual travelers) and whom we refer to as independent travelers, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take inventory risks with respect to the hotel rooms booked through us.

Apart from the same factors affecting our air-tickets business, other factors affecting our hotel reservations segment include:

•	our ability to secure more room supply relationships with hotels;
•	the quality and depth of our hotel supplier network and our ability to provide a diverse range of hotel rooms, locations and price points to appeal to our customers;
•	our commission rates which are largely determined by the hotels;
•	our ability to offer reservations at highly rated hotels is particularly appealing to our customers.

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Packaged Tours

We are through our subsidiaries, Foshan International Travel Service Co., Ltd. (“FOI”) and Xian Golden Net Travel Serve Services Company Limited (“XGN”) in the business of providing  domestic and cross border packaged tour travel services.

We contract with traffic service providers, accommodation providers and leisure service providers so tha we are able to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We recognize gross revenue when a tour is completed.

As we are the agent for packaged tours, we do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices, which directly relates to the demand for packaged tours and their popularity or lack thereof.

We also bear no risk because we maintain no inventory of air tickets, hotel rooms or attraction tickets. We only purchase the various components comprising a packaged tour when an order or request for such a tour is made and paid for by a customer.   Our customers may make an order for a packaged tour by booking it directly through us, our website or Kiosks.  However, they may only pay for the packaged tour at our offices.

Because the packaged tour segment is tourism related and a packaged tour typically comprises a bundled travel and accommodation package, the significant factors, trends, demands and uncertainties affecting this segment are the same for air-ticketing and hotel reservations.

Schedule 1.2

Costs of Services

Air-ticketing

Because the commission of the air-ticket is our revenue, the cost of services in our air ticking segment is very small compared to sales revenue. Cost of services for our air ticketing segment comprises mainly business ~~and sales~~ revenue related taxes and is approximately 5% of revenue.

Hotel Reservations

The cost of services for our hotel reservations segment ~~is on a net basis in the consolidated statement of income~~comprises mainly business and revenue related taxes and is approximately 5% of revenue, ~~very similar to that for the air-ticketing segment.~~ However, we also pay ~~a fee~~ commissions to our sales agents for selling hotel ~~bookings~~ rooms in our system and this fee is also added into our cost of services.

Cargo Agency

Our cost of services basically comprise transportation fee paid to the carrier of the cargo and also to the delivery service company at the destination point.  Our warehousing costs are included in our costs of ~~good~~services.  However good stored in other warehouses are covered under delivery charges and also comprises part of our costs of service~~good~~s.

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Packaged Tours

Our cost of services in the packaged tour business relates to fees and expenses paid to tour group operator, whose costs would cover the costs of accommodation and admission prices to points of interests etc.

The cost of leasing offices occupied by each subsidiary company (business segment) is borne by that subsidiary.

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Schedule 2

Sources of Revenue

We have four lines of business, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-tickets

We earn a commission for each air ticket sold. Our commission varies depending on the season but it averages approximately 6% of each ticket sold.

Our subsidiary, YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) has contracted with Chinese domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines and  34 international airlines such as United Airlines, Cathay Pacific and Virgin Airlines to sell Chinese domestic and international air tickets.  YZL holds the “First Class Air-Ticketing Agency” license from the General Administration of Civil Aviation of China (“CAAC”).  YZL has been in operation for more than ten years.

Revenue from air-ticket sales are derived from airline companies and other sales representatives.  The commission, typically 6% of the price of the air ticket, is  ~~paid to us at the end of each accounting period and  is then~~ recorded as our revenue when ticket are issued ~~according to GAAP~~.  We are, typically, paid our commissions once a month.

Our customers can make air-tickets enquiries via our web-site~~s~~ - www.cnutg.com~~, and www.cnutg.com.cn~~.  Further, we are also able to attend to our customers through our customer representatives, our company offices and our agents.

We maintain an 800 square meters call center in Shenzhen and our call center has 100 seats to handle customer enquiries. We share commission with our agents.  The share varies according to business seasonality and varies from 1% in our favor to 3%.

Hotel Reservations

We generate revenue from paid hotel bookings in the form of commissions according to GAAP.

Our subsidiaries, YZL and SLB (Shanghai Lanbao Travel Service Company Limited) have contracted with 2,000 hotels and 7,000 hotels, respectively.  SLB has established a China Booking Association comprising more than 1,000 travel agencies who share more than 200,000 hotel resources internationally.

After a customer has visited and paid for his hotel room, the hotel will calculate and pay our commission in accordance with the agreement we have with it.

Our customers are able to enquire via SLB's website (www.cba-hotel.com).  Additionally, SLB maintains a 100 square meters call center in Shanghai and the call center has 20 seats to handle hotel reservation enquiries.

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Package Tours

Our subsidiaries, XGN (Xi'an Golden Net Travel Serve Service Company Limited) and FOI (Foshan Overseas International Travel Service Co., Ltd.) are involved in the packaged tour business.  We contract with traffic service providers, accommodation provides and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up. FOI maintains 9 company offices around the Guangzhou area, and XGN maintains 3 company offices in Xi'an.  We have two sources of revenue: one from payment by individual customers and the other, though group sales.

Air Cargo Business

We are through our subsidiary, SSD (Shenzhen Speedy Dragon Enterprise Limited) involved in the air cargo business. We basically broker air cargo spaces and resell them to local logistic companies to generate revenue.  We are typically paid our commissions once a quarter.We have contracts with Chinese domestic airlines like China Southern Airlines, Air China, and Shenzhen Airlines and offer cargo spaces to over 52 major domestic cities in the PRC.  Our customers are charged based on the class and weight of goods shipped.

Revenue Breakdown

Packaged Tours

Below is a breakdown the number of sales of our packaged tours for the past three years:

		Number of visitors multiplied by
Year	Visitors	the number of days comprising the tour

2006	65,981	238,924
2007	93,984	364,676
2008	139,242	521,270

Air-ticketing

Below is a breakdown of the number of air tickets sold for the past three years:

Year	Number of Tickets
2006	601, 000
2007	1,084,000
2008	1,720,000

Hotel Reservations

Below is a breakdown of the number of hotel room nights booked through us for the past three years:

Year	Number of Room Nights
2006	352,000
2007	680,000
2008	1,466,000

Cargo

Below is a breakdown of the volume of cargo shipped through us for the past three years.

Year	Tons
2006	869
2007	3,612
2008	2,089

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The management of the Company uses these performance metrics to monitor the performance of each of its business segments on a continuing basis and to assess, discern and anticipate any trends or cycles in the industry.  With such tools, the Company is able to make calculated decisions and take any pre-emptive measures to safeguard the Company’s interests.

However, because of a confluence of other pertinent factors affecting the segments, the actual results of each segment may differ materially from what the metrics would suggest and any undue weight on these metrics in isolation is discouraged.  For example, an increase in the number of room nights booked should conceivably mean an increase in revenue and hence an increase on commissions earned.  However, this may be offset by lower room rates and lower commission rates .

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Schedule 3

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the three months ended December 31, 2008 and 2007.

Quarterly Revenue Analysis:	Three months ended December 31, 2008	Three months ended December 31, 2007	Increase / (Decrease)	Percentage
Revenue	$29,434,725	$17,495,408	11,939,317	68.2%
Cost of services	(19,090,311)	(12,099,577)	(6,990,734)	57.8%
Gross Profit	10,344,414	5,395,831	4,948,583	91.7%
Selling, General and Administration	(2,103,832)	(1,007,119)	(1,096,713)	108.9%
Stock based compensation	(51,786)	(312,543)	260,757	-83.4%
Income from operations	8,188,796	4,076,169	4,112,627	100.9%
Other income	(1,461)	25,105	(26,566)	-105.8%
Interest income	17,535	(14,490)	32,025	-221.0%
Interest expenses	(27,638)	(38,123)	10,485	-27.5%
Provision for income taxes	(1,850,938)	(724,763)	(1,126,175)	155.4%
Net income	$6,326,293	$3,323,898	3,002,395	90.3%

For the three months ended December 31, 2008:

	Air-tickets	Percent	Cargo	Percent	Hotel	Percent	Tours	Percent
Revenue Segment Analysis:	(YZL)	age of sector (%)	(SSD)	age of Revenue(%)	(SLB)	age of sector (%)	(XGN & FOI)	age of sector (%)	Total
Revenue	5,082,405	17.27%	2,417,551	8.21%	3,775,754	12.83%	18,159,015	61.69%	29,434,725
Cost of Services	252,502	1.32%	2,087,509	10.93%	1,005,907	5.27%	15,744,393	82.47%	19,090,311
Gross Profit	4,829,904	46.69%	330,042	3.19%	2,769,847	26.78%	2,414,621	23.34%	10,344,414
Gross Margin	95.03%	-	13.65%	-	73.36%	-	13.30%	-	35.14%
Segment effect in Gross Margin	16.41%	+	1.12%	+	9.41%	+	8.20%	=	35.14%
Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-
Income from Operation	3,555,384	41.56%	161,379	1.89%	2,496,656	29.18%	2,341,938	27.37%	8,555,357
Depreciation & Amortisation	4,598	34.07%	2,605	19.30%	1,243	9.21%	5,051	37.42%	13,497
Asset Expenditure	164,694	100.00%	-	-	-	-	-	-	164,694
Total Asset	24,303,306	54.10%	3,074,033	6.84%	7,402,560	16.48%	10,143,194	22.58%	44,923,093

For the three months ended December 31, 2007:

	Air-tickets	Percent	Cargo	Percent	Hotel	Percent	Tours	Percent
Revenue Segment Analysis:	(YZL)	age of sector (%)	(YZL & SSD)	age of sector (%)	(SLB)	age of sector (%)	(XGN & FOI)	age of sector (%)	Total
Revenue	2,055,915	11.75%	5,081,455	29.04%	1,467,664	8.39%	8,890,374	50.82%	17,495,408
Cost of Services	102,141	0.84%	3,649,736	30.16%	466,834	3.86%	7,880,866	65.13%	12,099,577
Gross Profit	1,953,774	36.21%	1,431,719	26.53%	1,000,830	18.55%	1,009,508	18.71%	5,395,831
Gross Margin	95.03%	-	28.18%	-	68.19%	-	11.36%	-	30.84%
Segment effect in Gross Margin	11.17%	+	8.18%	+	5.72%	+	5.77%	=	30.84%
Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-
Income from Operation	2,003,553	28.66%	468,473	6.70%	1,664,883	23.81%	2,854,034	40.82%	6,990,943
Depreciation & Amortisation	4,979	24.41%	2,375	11.64%	785	3.85%	12,260	60.10%	20,399
Asset Expenditure	2,066	26.13%	1,536	19.43%	-	-	4,304	54.44%	7,906
Total Asset	17,797,460	60.86%	2,297,301	7.86%	2,597,625	8.88%	6,549,077	22.40%	29,241,463

Revenue

Revenue for the three months ended December 31, 2008 was $29,434,725 compared to $17,495,408 for the same period in 2007, an increase of approximately 68.2%. This increase was primarily due to the successful integration and cross selling among our newly diversified business segments that increased the group’s competitiveness, as well as an increase in public holiday periods i.e. the Chinese National Day vacation period increased from 3 days to 7 days, easing  of foreign travel restrictions on October 29, 2008 and air cargo security restrictions, reduced air fuel surcharges and a favorable year over year comparison with respect to timing of the Lunar New Year Holiday period.

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The impact on the Company’s business by the abovementioned factors are derived from management’s good faith beliefs and experience.  The exact extent of the impact of each factor is impossible to quantify as a myriad of other factors also influence the outcome.  Also, these factors are by their nature unquantifiable.  For example, it is impossible to calculate how many more people in China would be travelling because of the Lunar New Year and what this would translate in terms of increased ticket sales or hotel room bookings.

Revenue from air-ticketing was $5,082,405 for the three months ended December 31, 2008 compared to $2,055,915 for the same period last year, an increase of approximately 147.2%. This increase is generally driven by the same factors mentioned above, but more specifically to the increased demand for air passenger transportation.

Revenue generated by the air cargo agency segment for the three months ended December 31, 2008 decreased 52.4% year over year to $2,417,551 from $5,081,455. This decrease is largely because of the negative effect of global economy slowdown affecting air cargo volume and demand to the operation of  SSD.

Revenue generated by hotel reservations and bookings for the three month period ended December 31, 2008 totaled $3,775,754 versus $1,467,664, a year over increase of approximately 157.3%. This increase is generally driven by the factors mentioned above for our increase in revenue, but more specifically, due to the successful integration of the various business segments of the Company.

Revenue generated through packaged travel services for the three months ended December 31, 2008 was $18,159,0 15, compared to $8,890,374 3 for the same period 2007, an increase of approximately 104.3%. This increase is generally driven by the factors mentioned above for our increase in revenue, but more specifically due to the increase in tourism demand and successful integration of the Company’s various business segments and marketing channels.

Cost of Services

Cost of services for the three months ended December 31, 2008 was $19,090,311 compared to $12,099,577 for the same period in 2007, an increase of approximately 57.8%. This increase was primarily due to the increase of general business size, and the change in revenue mix.

We attribute our costs of services for each segment by each subsidiary as each subsidiary is involved in a discrete segment of our overall business.

Cost of services in air-ticketing was $252,502 for the three months ended December 31, 2008 compared to $102,141 for the same period last year, an increase of approximately 147.2%.  This is in tandem with the increase in our air-ticketing business operated by YZL.

Cost of services in air cargo agency was $2,087,509 for the three months ended December 31, 2008 compared to $3,649,736 for the same period last year, a decrease of approximately 42.8%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Cost of services in hotel reservations was $1,005,907 for the three month ended December 31, 2008 compared $466,834 for the same period last year, an increase of approximately 115.5%. This is in tandem with the increase in our hotel reservation business operated by SLB.

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Cost of services in packaged travel was $15,744,393 for the three months ended December 31, 2008 compared $12,099,577 for the same period 2007, an increase of approximately 99.8%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross Profit

Gross profit for the three months ended December 31, 2008 was $10,344,414 compared to $5,395,831 for the three months ended December 31, 2007, an increase of approximately 91.7%. The increase in gross profit partially reflects the Company’s success in implementing its online strategy, an increase in packaged tour services as a percentage of overall revenue and to a lesser degree,  the rollout of our TRIPEASY Kiosks, which have relatively lower variable costs associated with it.

Gross profit in air-ticketing was $4,829,904 for the three months ended December 31, 2008 compared to $1,953,774 for the same period last year, an increase of approximately 147.21%.  As the cost of service is at a similar percentage of the revenue for the comparable period, this increase is similar with the increase in our air-ticketing business operated by YZL.

Gross profit in air cargo agency was $330,042 for the three months ended December 31, 2008 compared to $1,431,719 for the same period last year, a decrease of approximately 76.95%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Gross profit in hotel reservations was $2,769,847 for the three month ended December 31, 2008 compared to $1,000,830 for the same period last year, an increase of approximately 176.75%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Gross profit in packaged travel was $2,414,621 for the three months ended December 31, 2008 compared to $1,009,508 for the same period 2007, an increase of approximately 139.19%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross margin for three months ended December 31, 2008 came in at 35.1% , a 4.30% improvement over the 30.8% the Company posted in the same period last year.

In our Revenue Segment Table above, we disclosed the "Segment effect in Gross Margin" by multiplying  "the percentage of the segment revenue over the total revenue" with "gross margin of the related sector", which explains how each segment contributes to the improvement of total gross margin. Accordingly, gross profit for air-ticketing improved the total gross margin by  5.24%, gross profit for air cargo agency reduced the total gross margin by  7.06%,gross profit for hotel reservations improved the total gross margin by  3.69%,gross profit for packaged travel improved the total gross margin by  2.43%, which in total, improved the total gross profit by 4.30%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for three months ended December 31, 2008 totaled $2,103,832 compared to $1,007,119 for three months ended December 31, 2007, an increase of approximately 108.9%.

Selling, general and administrative expenses reflected 7.1% of revenue versus 5.76% last year, primarily reflecting the significant increase in year over year sales volume as well as enhanced marketing and research and development expenditure geared towards increasing brand awareness and service quality.

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Stock based compensation reflects standard options issuance to U.S independent directors.  The year over year decline in interest expense to $27,638 from $38,123 reflects the decrease in outstanding bank loans.

Net Income

Net income for the three months ended December 31, 2008 grew 90.3% year over year to $6,326,293 representing 21.5% of revenue, compared to $3,323,898 or 19.0% of revenue for the three months ended December 31, 2007.

The increase in net income reflects the previously mentioned growth in our overall operating platform, continued strength within the PRC domestic tourism market and cost synergies associated with our online strategy and integration of acquired businesses.

FISCAL YEAR ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the fiscal year ended December 31, 2008 and same period 2007.

For the fiscal year ended December 31, 2008:

Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Other	Total
Revenue	12,333,527	16.07%	10,937,573	14.25%	8,340,519	10.87%	45,147,792	58.82%	-	76,759,411
Cost of Services	622,069	1.21%	9,347,312	18.13%	2,649,716	5.14%	38,936,894	75.52%	-	51,555,991
Gross Profit	11,711,458	46.47%	1,590,261	6.31%	5,690,803	22.58%	6,210,898	24.64%	-	25,203,420
Gross Margin	94.96%	-	14.54%	-	68.23%	-	13.76%	-	-	32.83%
Segment effect in Gross Margin	15.26%	-	2.07%	-	7.41%	-	8.09%	-	-	32.83%
Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-	-
Income from Operation	7,839,219	41.50%	950,170	5.00%	5,032,193	26.70%	5,510,614	29.20%	-464,917	18,867,279
Depreciation & Amortisation	43,391	60.20%	10,381	14.40%	4,405	6.10%	13,941	19.30%	-	72,118
Asset Expenditure	184,415	95.80%	-	-	-	-	8,021	4.20%	-	192,436
Total Asset	24,303,306	49.20%	3,075,033	6.20%	7,402,560	15.00%	10,143,194	20.50%	4,502,586	49,426,680

For the fiscal year ended December 31, 2007:

Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(YZL) Cargo	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Other	Total
Revenue	7,811,823	17.64%	8,948,216	11,739,272	46.70%	2,383,129	5.38%	13,412,412	30.28%	-	44,294,853
Cost of Services	453,086	1.53%	7,121,473	9,631,553	56.75%	764,774	2.59%	11,548,125	39.12%	-	29,519,012
Gross Profit	7,358,737	49.80%	1,826,743	2,107,719	14.26%	1,618,355	10.95%	1,864,286	12.62%	-	14,775,841
Gross Margin	94.20%	-	19.02%		-	67.91%	-	13.90%	-	-	33.36%
Segment effect in Gross Margin	16.61%	-	8.88%		-	3.65%	-	4.21%	-	-	33.36%
Subsidiary	YZL	-	SSD		-	SLB	-	XGN&FOI	-	-	-
Income from Operation	7,170,695	67.65%	1,396,464		13.17%	1,396,557	13.17%	1,582,598	14.93%	-945,903	10,600,411
Depreciation & Amortisation	65,161	73.44%	6,718		7.57%	4,363	4.92%	12,490	14.08%	-	88,732
Asset Expenditure	26,376	45.53%	24,737		42.70%	2,513	4.34%	4,304	7.43%	-	57,930
Total Asset	17,797,460	59.47%	2,297,301		7.68%	2,597,624	8.68%	6,549,077	21.89%	683,436	29,924,898

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Revenue

Revenue for fiscal year 2008 totaled $76,759,411 compared to $44,294,853 in the same period last year, reflecting a year over year increase of approximately73.3%. The increase was attributable to both organic growth, as well as our expansion into, successful integration and cross selling of the Company’s newly diversified business segments related to packaged tours and hotel booking services through the acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd.

More specifically, revenue from air-ticketing was $12,333,527 for fiscal year 2008 compared to $7,811,823 for the fiscal year 2007, an increase of approximately 57.9%. This increase is driven by the organic growth of YZL, and the increase in  air passenger transportation.  It is also a result of successful integration of the Company’s acquisitions of various complementary business segments, the synergies among these segments and the consolidation of marketing channels among the subsidiaries in major domestic cities.

Revenue from air cargo agency was $10,937,573 for the fiscal year 2008 compared to $20,687,488 for the fiscal year 2007, a decrease of approximately 47.1%. This decrease is due to the decrease air cargo demand of SSD as a result of global economy slowdown, that affects mostly on manufacturing industry in China.

Revenue from hotel reservations was $8,340,519 for the fiscal year 2008 compared to $2,383,129 for the fiscal year 2007, an increase of approximately 250.0%. This increase is a result of the Company’s acquisition of SLB during the first half of 2008 and its own organic growth for the second half of 2008 as the acquisition only consolidated SLB's financial results for the second half result of 2007.  Our organic growth was driven by the successful integration and the synergies among our various business segments and also the consolidation of marketing channels among the subsidiaries in major domestic cities.

Revenue from packaged travel was $45,147,792 for the fiscal year 2008 compared to $13,412,412 for the fiscal year 2007, an increase of approximately 236.6%. This increase is a contributed by the acquisition of Xian Golden Net Travel Serve Service Co., Ltd("XGN") for the first half of 2008 and the organic growth for the second half of 2008 as the acquisition only consolidated XGN's second half year result for 2007; and the acquisition of Foshan Oversea International Travel Service Co., Ltd("FOI") for the first three quarters of 2008 and the organic growth for the fourth quarter of 2008 as the acquisition only consolidated FOI's first three quarters  result for 2007. The growth in these two subsidiaries were driven by the successful integration, the synergies among segments and also the consolidation of marketing channels among the subsidiaries in major domestic cities.

The changes of revenue mix is a result of acquisitions in 2007.

Please see the table below quantifying the impact acquisitions have had on our various revenue and expenses in 2007 and 2008.

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	GAAP	GAAP	Periods Not	Included in	2007	Adjusted
	2008	2007	XGN	SLB	FOI	2007
Sales	76,759,411	44,294,853	4,292,574	2,024,296	16,433,062	67,044,785
Cost of Services	51,555,991	29,519,012	3,818,546	699,660	14,086,607	48,123,825
Gross Profit	25,203,420	14,775,841	474,028	1,324,636	2,346,455	18,920,960
Selling, General and Administrative	6,128,553	4,175,429	83,652	195,862	453,808	4,908,751
Operating Income	19,074,867	10,600,412	390,376	1,128,774	1,892,647	14,012,209

	GAAP Growth (2008 vs 2007)	Attributable to Acquisitions	Comparable by Organic Growth
Sales	32,464,558	22,749,932	9,714,626
Cost of Services	22,036,979	18,604,813	3,432,166
Gross Profit	10,427,579	4,145,119	6,282,460
Selling, General and Administrative	1,953,124	733,322	1,219,802
Operating Income	8,474,455	3,411,797	5,062,658

From the table, it is noted that about 70% of our total revenue growth in 2008 is attributed to acquisitions  (XGN - 13.2%, SLB - 6.2%, FOI - 50.6%) and  the organic revenue growth is 30% of our total revenue growth in 2008. Although the acquisitions contributed about 70% to revenue growth, they only contributed about 40% to operating growth, the disparity between acquisitions' contribution to revenue and operating income is simply because the businesses the Company acquired have lower margin than the original business.

        Meanwhile, as the average price of our travel products and commission rates were fairly stable in 2008, we believe the greatest impact to our financial performance is from the growth of our business volume.

Management does not have a conscious strategy over revenue mix.  Instead, the revenue mix is the end product  of the acquisitions of  the various business segments in 2007 and the impact of market forces on these segments.

Cost of services

Cost of services for the fiscal year 2008 was $51,555,991 compared to $29,519,012 for the fiscal year 2007, an increase of approximately 74.7%. This increase was primarily due to the increase in business in our air-ticket, hotel reservation, packaged tours but was offset by a decrease in business in air cargo agency business.

Cost of services in air-ticketing was $622,069 for the fiscal year 2008 compared to $453,086 for the fiscal year 2007, an increase of approximately 37.3%. This increase is due to the growth of our ticketing business of YZL.

Cost of services in air cargo agency was $9,347,312 for the fiscal year 2008 compared to $16,753,027 for the fiscal year 2007, a decrease of approximately 44.2%. This decrease is due to the decrease in business of SSD as a result of the global economic downturn and less demand for cargo transportation.

Cost of services in hotel reservations was $2,649,716 for the fiscal year 2008 compared $764,774 for the fiscal year 2007, an increase of approximately 246.5%. This increase is a result of the acquisition and organic growth of SLB.

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Cost of services in packaged  travel was $38,936,894 for the fiscal year 2008 compared $11,818,125 for the fiscal year 2007, an increase of approximately 229.5%. This increase is a result of the acquisitions and organic growth of XGN and FOI.

A detailed breakdown of  Cost of Services is set forth below:

Analysis Of COS
YZL	2008	2007
Cost of Services	4,264	87,201
Cargo Services		6,989,680
Business tax	617,805	497,678
	622,069	7,574,559

Analysis Of COS
SSD	2008	2007
Cargo Services	9,347,312	9,631,553
	9,347,312	9,631,553

Analysis Of COS
SLB	2008	2007
Commissions Paid	2,649,716	764,774
	2,649,716	764,774

Analysis Of COS
FOI	2008	2007
Cost of Services (Package Tours)	23,942,757	4,250,872
	23,942,757	4,250,872

Analysis Of COS
XGN	2008	2007
Cost of Services (Package Tours)	14,994,137	7,297,253
	14,994,137	7,297,253

YZL has a cost of service of $6,989,680 for running air cargo agency business in 2007, which significantly affected its revenue and gross margin that year. Beginning 2008, YZL transferred all its air cargo agency business to SSD.

Cost of services for our cargo agency business include the costs of warehousing and delivery charges.  Costs of services for air tickets cover mainly business and revenue related taxes and is approximately 5% of revenue,  while costs of hotel reservations cover mainly business and revenue related taxes and is approximately 5% of revenue. We also pay commissions to our sales agents for selling hotel rooms in our system and this fee is also added into hotel's cost of services.  Finally the costs of services for packaged tours include the costs of travel (air tickets), accommodation (hotel bookings) and costs of tickets. There are no material trends or variance for such costs for the periods.

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Gross Profit

Gross profit for the fiscal year 2008 was $25,203,420 compared to $14,775,841 for the fiscal year 2007, an increase of approximately 70.6%. The increase in gross profit reflects the aforementioned integration of business lines onto our online platform and higher percentage of packaged tour revenue.

Gross margin was 32.8% versus 33.4%, the decrease of which was primarily due to the acquisition of lower margin businesses in 2007, namely our cargo agency business.

Gross profit in air-ticketing was $11,711,458 for the three months ended December 31, 2008 compared to $7,358,737 for the same period last year, an increase of approximately 59.15%.  As the cost of service is at a similar percentage of the revenue for the comparable period, this increase is similar with the increase in our air-ticketing business operated by YZL.

Gross profit in air cargo agency was $1,590,261 for the three months ended December 31, 2008 compared to $3,934,462 for the same period last year, a decrease of approximately 59.58%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Gross profit in hotel reservations was $5,690,803 for the three month ended December 31, 2008 compared to $1,618,355 for the same period last year, an increase of approximately 251.64%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Gross profit in packaged travel was $6,210,898 for the three months ended December 31, 2008 compared to $1,864,286 for the same period 2007, an increase of approximately 233.15%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross margin was 32.83% versus 33.36%, a decrease of 0.53%, the decrease of which was primarily due to the acquisition of lower margin businesses in 2007, namely our cargo agency business.

In our Revenue Segment Table above, we disclosed the "Segment effect in Gross Margin" by multiplying "the percentage of the segment revenue over the total revenue" with "gross margin of the related sector", which explains how each segment contributes to the improvement of total gross margin. Therefore, gross profit for air-ticketing reduced the total gross margin by  1.35%, gross profit for air cargo agency reduced the total gross margin by  6.81%, gross profit for hotel reservations improved the total gross margin by  7.41%, gross profit for packaged travel improved the total gross margin by  8.09%, which in total, decreased the total gross profit by 0.53%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2008 totaled $6,128,553 compared to $3,229,526 for fiscal year 2007, reflecting approximately 7.98% and 7.29% of total revenue, respectively.  The year over year increase in selling, general and administrative expenses is a result of acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd. made during 2007 and carried into 2008.

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Interest expense for the year totaled $106,163 compared to $80,847 for the fiscal year 2007, an increase of approximately 31.3% as a result of a new short term bank loan that was eventually paid off in August 2008.

Net Income

Net income was $14,532,177 or 18.9% of revenue for the fiscal year 2008, compared to $8,695,894 or 19.6% of revenue for the fiscal year 2007. The absolute an increase reflects the overall  continued growth in most of our operating segments both on an organic and acquisitive basis.

The decrease as a percentage of revenue reflects the acquisitions of lower margin businesses as previously noted.

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Schedule 9

Critical Accounting Policies and Estimates

The preparation of our financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in the financial statements have been determined in accordance with such policies, based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results may differ.

We have included below a discussion of the accounting policies that we believe are affected by the more significant judgments and estimates used in the preparation of our financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Accounts Receivable

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. We believe that we have appropriately considered the factors, as well as any other known customer liquidity issues, on the ability of our customers to pay amounts due to us. However, if demand for travel  softens, due to prevailing economic conditions, the financial condition of our customers may be adversely impacted. If we believe that we will begin to experience higher than expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect will be re-evaluated.

Asset Impairments.

The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and December 31, 2007 there were no significant impairments of its long-lived assets.

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www.srff.com

Goodwill

In connection with our acquisitions, we recorded a significant amount of goodwill. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill. As of December 31, 2008 there has been no impairment losses or gain or loss on disposal of Goodwill amounts.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Schedule 13

UNIVERSAL TRAVEL GROUP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED DECEMBER 31,

	2008	2007	2006

Gross revenues,	$76,759,411	$44,294,853	$10,013,788
Cost of services	51,555,991	29,519,012	4,594,376
Gross Profit	25,203,420	14,775,841	5,419,412
Selling, general and administrative expenses	6,128,553	3,229,526	1,353,434
Stock based compensation	207,588	945,903	950,040
Total expenses	6,336,141	4,175,429	2,303,474

Income from operations	18,867,279	10,600,412	3,115,938

Other Income (Expense)
Loss on disposal of assets	1,105	-
Other income	(8,402)	(25,105)	(36,383)
Interest income	(39,416)	(3,293)	(11,994)
Interest expense	106,163	80,847	2,754
Total Other Income (Expense)	59,450	52,449	(45,623)
Income before income taxes	18,807,829	10,547,963	3,161,561

Provision for income taxes	4,275,652	1,852,069	603,083
Net income	$14,532,177	$8,695,894	$2,558,478

Net income per common share
Basic	$.38	$.26	$.07
Diluted	$.38	$.26	$.07

Weighted average common shares outstanding
Basic	38,562,155	33.629,518	30,450,000
Diluted	38,562,155	33,629,518	30,450,000

Net income	$14,532,177	$8,695,894	$2,558,478
Other comprehensive income-foreign currency translation	975,002	441,353	89,763
Comprehensive income	15,507,179	9,137,247	2,648,241

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Schedule 15

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company's functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars.

Translation Adjustment
As of December 31, 2008 and December 31, 2007 the accounts of Universal Travel Group were maintained, and its financial statements were expressed, in Chinese Yuan Renminbi (CNY). Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (SFAS) No. 52, Foreign Currency Translation with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholders equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income as a component of shareholders equity. Transaction gains and losses are reflected in the income statement.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Universal Travel Group and its wholly owned subsidiaries Shenzhen Yuzhilu Aviation Service Co., Ltd, Shenzhen Speedy Dragon Enterprises Limited, Shanghai Lanbao Travel Service Co., Ltd, Xian Golden Net Travel Serve Services, Ltd., Foshan Overseas International Travel Service Co. Ltd. and Full Power Enterprise Global Limited collectively referred to herein as the Company. All material inter-company accounts, transactions and profits have been eliminated in consolidation.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued. These conditions may result in a future loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Terms of the sales vary. Reserves are recorded primarily on a specific identification basis. Allowance for doubtful accounts amounted to $ 210,139 and $73,115 as of  December 31, 2008 and December 31, 2007, respectively.

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UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	5 years
Transportation equipment	5 years
Office equipment	5 years
Leasehold Improvements	5 – 10 years

As of  December 31, 2008 and 2007  Property, Plant & Equipment consist of the following:

	2008	2007
Furniture & fixture	$18,247	$18,247
Transportation equip	183,024	301,308
Office equipment	358,761	177,004
Leasehold improve	31,374	31,374
	602,085	527,933
Accumulated depreciation	(328,745)	(400,540)
	273,340	127,393

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill. As of December 31, 2008 there has been no impairment losses or gain or loss on disposal of Goodwill amounts.

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www.srff.com

UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and December 31, 2007 there were no significant impairments of its long-lived assets.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. The Company has  four types of revenue, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-ticketing
Revenue from air-ticket sales is commissions derived from the airline companies  and other sales representatives.  We recognize revenue at the time when the ticket is issued.

Air-tickets are cancelled or refunded according to the air-line companies' various cancel and refund policies.There is no provision against revenue because any commissions “earned” on canceled tickets are immediately deducted from the Company’s next payment for air tickets.  The Company pays, on average, twice a week for the air tickets.

Hotel Reservations
We generate revenue from paid hotel bookings in the form of commissions.  We recognize revenues once the customer has checked out from his reserved hotel stay.

Packaged Tour
We contract with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up.  We have two sources of revenue: one from payment by individual customers and the other, through group sales.  We recognize revenue when a tour is completed.

Packaged tour  revenue is recognized when tours are successfully completed, so there is no provision against revenue for cancellation or refunds.

Air Cargo Business
Our  air cargo business basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. Our customers are charged based on the class and weight of goods shipped. Revenue is recognized upon placement of order.

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www.srff.com

UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising
Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.

Income Taxes
The Company utilizes SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows
In accordance with SFAS No. 95, Statement of Cash Flows, cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

 Intangibles
Intangible assets are amortized using the straight-line method over their estimated period of benefit. Evaluation of the recoverability of intangible assets is made annually to take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented. The Company’s intangible assets consist primarily of map of hotels and scenic spots used for marketing purposes. These definitive lived intangible assets are being amortized over their useful lives.  Expenditures of $316,107 were capitalized in 2008 and will be amortized over a 3 year life.  The Company recorded amortization expense for definitive lived intangible assets of $8,771for the year ended December 31, 2008 and will record approximately $105369, $105,369, and 96, 588  over the next three years, respectively .

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company has a diversified customer base, most of which are in China. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Net Income Per Share

Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during the period. Diluted net income per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income per share are excluded from the calculation. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At December 31, 2008 and 2007 all outstanding warrants were anti-dilutive.

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 UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes - an interpretation of FASB Statement 109” (“FIN No. 48”). FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS No. 5, “ Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In September, 2006, FASB issued SFAS 157 ‘Fair Value Measurements’.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This Statements applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this Statement does not require any new fair value measurements.  However, for some entities, the application of this Statement will change current practice.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In February, 2007, FASB issued SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ – Including an Amendment of FABS Statement No. 115.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Based on the Company’s evaluation of this issue, the adoption of this accounting requirement has no effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. Management is currently evaluating the effect of this pronouncement on financial statements.

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www.srff.com

UNIVERSAL TRAVEL GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On May 8, 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles, which will provide framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. With the issuance of SFAS No. 162, the GAAP hierarchy for nongovernmental entities will move from auditing literature to accounting literature.  The Company is currently assessing the impact of SFAS No. 162 on its financial position and results of operations.

Merger and Corporate Restructure

On June 26, 2006 the company entered into an agreement and plan of merger with Full Power Enterprises Global Limited, a holding company that owns all of the issued and outstanding shares of Shenzhen YuzhiLu Aviation Service Company Limited, the operating Company. In substance the agreement is a recapitalization of Shenzhen YuzhiLu Aviation Service Company’s capital structure.

For accounting purposes, the company accounted for the transaction as a reverse acquisition and with Full Power Enterprises Global Limited being the surviving entity. The Company did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, the company was an inactive corporation with no significant assets and liabilities.

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Schedule 16

Sources of Revenue

We have four lines of business, namely (i) air-ticketing, (ii) hotel reservations, (iii) packaged tours and (iv) air cargo agency services.

Air-ticketing

We earn a commission for each air ticket sold. Our commission varies depending on the season but it averages approximately 6% of each ticket sold.

Our subsidiary, YZL (Shenzhen Yu Zhi Lu Aviation Service Company Limited) has contracted with Chinese domestic airlines such as Air China, China Southern Airlines and China Eastern Airlines and  34 international airlines such as United Airlines, Cathay Pacific and Virgin Airlines to sell Chinese domestic and international air tickets.  YZL holds the “First Class Air-Ticketing Agency” license from the General Administration of Civil Aviation of China (“CAAC”).  YZL has been in operation for more than ten years.

Our customers can make air-tickets enquiries via our web-sites - www.cnutg.com.  Further, we are also able to attend to our customers through our customer representatives, our company offices and ouragents.  We provide our agents with access to our “eTerm” system, which is an air ticketing booking system. The agent pays a fee to us to use our system but the agent operates under its own management and name and is responsible for its own costs, overheads and profitability.

We maintain an 800 square meters call center in Shenzhen and our call center has 100 seats to handle customer enquiries. We share commission with ouragents.  The share varies according to business seasonality and varies from 1% in our favor to 3%.

We do not pre-buy our air tickets in bulk. Instead, if we have enough orders for tickets, we enjoy a group price treatment.   We do not buy any tickets until orders are placed by our customers.  We recognize the above mentioned revenue when we actually sell these travel products to our customers.  As tickets are resold almost immediately, we have no inventory of these purchases on our balance sheet

Hotel Reservations

We generate revenue from paid hotel bookings in the form of commissions.

Our subsidiaries, YZL and SLB (Shanghai Lanbao Travel Service Company Limited) have contracted with 2,000 hotels and 7,000 hotels, respectively.  SLB has established a China Booking Association comprising more than 1,000 travel agencies who share more than 200,000 hotel resources internationally.

Our customers are able to enquire via SLB's website (www.cba-hotel.com).  Additionally, SLB maintains a 100 square meters call center in Shanghai and the call center has 20 seats to handle hotel reservation enquiries.

Package Tours

Our subsidiaries, XGN (Xi'an Golden Net Travel Serve Service Company Limited) and FOI (Foshan Overseas International Travel Service Co., Ltd.) are involved in the packaged tour business.  We contract with traffic service providers, accommodation provides and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to our customers with a mark-up. FOI maintains 9 company offices around the Guangzhou area, and XGN maintains 3 company offices in Xi'an.

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www.srff.com

We do not pre-buy packaged tours in bulk until when orders are placed by our customers.  We recognize the above mentioned revenue when we actually sell these travel products to our customers.  Accordingly, we have no inventory of these purchases on our balance sheet.

Air Cargo Business

We are through our subsidiary, SSD (Shenzhen Speedy Dragon Enterprise Limited) involved in the air cargo business. We basically broker air cargo spaces and resell them to local logistic companies to generate revenue.  We have contracts with Chinese domestic airlines like China Southern Airlines, Air China, and Shenzhen Airlines and offer cargo spaces to over 52 major domestic cities in the PRC.  Our customers are charged based on the class and weight of goods shipped.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule 18

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill.

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Schedule 19

Note 3 – TRADE DEPOSITS AND ADVANCES

Trade deposits represents amount held by Airlines and deposits. As of December 31, 2008 and 2007 the Company had paid $6,737,521 and $2,650,744 as trade deposits respectively.

The Company has entered into a co-operation agreement with an unrelated company, to assist that company in their business development by participating in that business operations and providing working capital funding. As of  December 31, 2008 and 2007 the Company has advanced this company $438,468 and  $616,861 respectively.

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